FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Previews New Cloud-based Enterprise Mobility Management Solution	2.

Document 1

  NEWS RELEASE
October 7, 2013

BlackBerry Previews New Cloud-based Enterprise Mobility Management Solution

Solution provides cross-platform enterprise mobility management in the cloud

GARTNER SYMPOSIUM/ITxpo, Orlando, FL., October 7, 2013 – At Gartner Symposium/ITxpo 2013, BlackBerry® (NASDAQ: BBRY; TSX: BB) today previewed a new multi-platform cloud-based enterprise mobility management (EMM) solution that will enable businesses to easily secure and manage corporate and personal devices. The new cloud-based EMM solution will give business the ease, flexibility and cost controls to support BYOD, allowing employees to enjoy the content and apps they demand, while maintaining the security requirements and productivity gains of mobilizing, for the organization.

Gartner predicts that half of employers will require employees to supply their own device for work purposes by 2017.* Gartner also predicts that through 2014, employee-owned devices will be compromised by malware at more than double the rate of corporate-owned devices**, putting device and app management high on the priority list for business and IT leaders alike. With BYOD growing every day, businesses need an EMM solution that is easy to deploy and manage, requires no big upfront costs, and satisfies the needs of their employees without compromising the businesses’ security requirements.

BlackBerry’s new multi-platform EMM cloud solution will offer businesses mobile device management (MDM), mobile application management (MAM), security standards, and self-service capabilities for the end-user. The solution will be available as a service, satisfying end-users, and business leaders and IT departments’ needs for an easy to deploy, easy to manage and highly cost effective solution for smartphone and tablet management.

“BlackBerry is evolving. As the industry has adopted BYOD and mixed mobile environments, we’ve responded with our multi-platform EMM solution,” said Stephen Bates, Head of the Enterprise Business Unit at BlackBerry. “The new cloud-based EMM solution will bring all the benefits of our on-premise offering, which is trusted by more businesses and governments around the world than any other enterprise mobility solution, to customers as a cloud service that lets them easily manage BlackBerry, iOS and Android devices more cost efficiently than ever before.”

The new cloud-based EMM solution will offer:

•	Simple and fast deployment. No server hardware or software to install, just register and go.
•
Administrators can easily manage and secure smartphones and tablets. The simple Web-based admin console will provide easy activation and deployment of BlackBerry, iOS® and Android™ smartphones, app management, security policy configuration and compliance monitoring.

•
Administrators can secure, deploy and manage apps. Administrators will be able to build a catalog of public apps from the App StoreSM, Google Play™ and the BlackBerry® World™ storefront, and then view app distribution and usage for all users and devices.

•
End-users can manage their own devices through the self-service console. End-users will be able to easily perform common management tasks such as setting up or changing device passwords and remote wipe and lock without relying on an administrator, giving them independence and saving on helpdesk calls.

As a service, the new cloud-based EMM solution will minimize the complexity of managing a fleet of disparate mobile devices, and will be beneficial for IT departments that are strained in today’s business environment, and essential for teams or businesses without an IT department. It will also eliminate the need for organizations to purchase any servers or software – administrators will simply register online then log in to the web-based management console to define users, enroll devices, set security controls, and deploy apps.

Closed beta testing for the new cloud-based EMM solution is already underway. The service will be available as a single monthly subscription that covers both the license and technical support, and is expected to be generally available by the end of November 2013. For more information, visit the BlackBerry booth at ITxpo located in the Atlantic Hall, Dolphin Convention Hall, booth #434 or visit www.blackberry.com/cloud.

BlackBerry will be presenting “The Best Device is Debatable – The Best Security is Not” session at ITxpo on Monday, October 7 from 1:15 p.m. to 1:45 p.m. in Dolphin/Southern III.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About Gartner Symposium/ITxpo
Gartner Symposium/ITxpo is the world's most important gathering of CIOs and senior IT executives. This event delivers independent and objective content with the authority and weight of the world's leading IT research and advisory organization, and provides access to the latest solutions from key technology providers. Gartner's annual Symposium/ITxpo events are key components of attendees' annual planning efforts. IT executives rely on Gartner Symposium/ITxpo to gain insight into how their organizations can use IT to address business challenges and improve operational efficiency. For more information, please visit www.gartner.com/us/symposium.

Media Contact:
Kim Geiger
BlackBerry Media Relations
+1-647-283-7150
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 08, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer